Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271529

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated October 14, 2025

To

Prospectuses for Class A Shares, Class C Shares,
Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares
and Class W Shares, each dated April 30, 2025, as supplemented to date

(each a “Prospectus” and collectively, the “Prospectuses”)

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses of CION Ares Diversified Credit Fund (the “Fund”). This Supplement is part of, and should be read in conjunction with, the Prospectuses. Unless otherwise indicated, all other information included in the Prospectuses that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectuses have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this Supplement have the same meanings as in the Prospectuses, unless otherwise stated herein.

On October 7, 2025, the Fund entered into an agreement to amend the Wells Credit Facility. The amendment increased the total borrowing capacity under the Wells Credit Facility from $1.4 billion to $1.8 billion. As consideration for the increase in the size of the Wells Credit Facility, the Financing Sub 1 also agreed to pay an upfront fee of 0.90%, pro-rated for the remainder of the reinvestment period.

Accordingly, effective immediately, the following change is made to the Fund’s Prospectuses:

The discussion of the Wells Credit Facility in the sub-section of each Prospectus entitled “Types of Investments and Related Risks—Risks Associated with the Use of Leverage” is hereby replaced in its entirety with the following:

Wells Credit Facility. The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub 1”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub 1 to borrow up to $1.8 billion at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub 1. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are May 30, 2028 and May 30, 2030, respectively. Amounts available to borrow under the Wells Credit Facility are subject to a borrowing base that applies different advance rates to different types of assets held by the Financing Sub 1. The Financing Sub 1 is also subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub 1 are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).

As of September 30, 2025, there was $886 million outstanding under the Wells Credit Facility. Since May 30, 2025, the interest rate charged on the Wells Credit Facility is based on an applicable SOFR plus an applicable spread of 1.90%. Prior to May 30, 2025, the interest rate charged on the Wells Credit Facility was based on an applicable SOFR plus an applicable spread of 2.15%. The Financing Sub 1 is also required to pay a commitment fee of between 0.50% and 1.80% per annum depending on the size of the unused portion of the Wells Credit Facility.

Please retain this Supplement with your Prospectus.